July 13, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solbright Group, Inc. (the “Company”)

Registration Statement on Form S-1, File No. 333-223276

Request for Withdrawal

Ladies and Gentleman:

The Company hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-223276) on Form S-1 submitted to the Securities and Exchange Commission (the “Commission”) on February 27, 2018, as amended on April 30, 2018 and May 24, 2018 (the “Registration Statement”), together with all exhibits thereto.

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was abandoned due to the acquisition by the Company of sufficient debt financing to meet its needs. Since the Registration Statement was not declared effective by the Commission, no shares of common stock as described in the Registration Statement were sold.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact Joshua Brinen of Brinen & Associates, LLC at (212) 330-8151.

Sincerely,

Solbright Group, Inc.

By:	/s/ Terrence DeFranco
Terrence DeFranco
President and Chief Executive Officer

cc:	Joshua Brinen, Brinen & Associates, LLC